UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2016

GRUPO AEROPORTUARIO DEL SURESTE, S.A.B. de C.V.

(SOUTHEAST AIRPORT GROUP)

(Translation of Registrant’s Name Into English)

México

(Jurisdiction of incorporation or organization)

Bosque de Alisos No. 47A– 4th Floor

Bosques de las Lomas

05120 México, D.F.

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F x	Form 40-F ____

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ____	No x

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- .)

Contacts: ASUR Lic. Adolfo Castro (52) 55-5284-0408 acastro@asur.com.mx	MBS Value Partners Susan Borinelli (646) 330-5907 susan.borinelli@mbsvalue.com

ASUR Announces Total Passenger Traffic for

November 2016 Up 10.1% Year over Year

Mexico City, December 5, 2016 - Grupo Aeroportuario del Sureste, S.A.B. de C.V. (NYSE: ASR; BMV: ASUR) (ASUR), the first privatized airport group in Mexico and operator of Cancun Airport and eight other airports in southeast Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, today announced that total passenger traffic for November 2016 increased by 10.1% when compared to November 2015.

This announcement reflects comparisons between November 1 through November 30, 2016 and 2015. Transit and general aviation passengers are excluded.

Domestic
Airport	November 2015	November 2016	% Change
Cancún	489,812	582,383	18.9%
Cozumel	12,047	12,802	6.3%
Huatulco	42,552	46,381	9.0%
Mérida	141,506	172,264	21.7%
Minatitlán	20,578	17,062	(17.1)%
Oaxaca	55,780	61,448	10.2%
Tapachula	23,083	27,387	18.6%
Veracruz	94,211	102,408	8.7%
Villahermosa	104,977	105,267	0.3%
Total Domestic	984,546	1,127,402	14.5%

International
Airport	November 2015	November 2016	% Change
Cancún	1,058,160	1,123,514	6.2%
Cozumel	25,759	24,468	(5.0)%
Huatulco	6,053	9,413	55.5%
Mérida	10,203	13,785	35.1%
Minatitlán	915	554	(39.5)%
Oaxaca	5,862	6,390	9.0%
Tapachula	963	1,458	51.4%
Veracruz	5,771	4,754	(17.6)%
Villahermosa	4,092	2,937	(28.2)%
Total International	1,117,778	1,187,273	6.2%

ASUR Page 1 of 2

Total
Airport	November 2015	November 2016	% Change
Cancún	1,547,972	1,705,897	10.2%
Cozumel	37,806	37,270	(1.4)%
Huatulco	48,605	55,794	14.8%
Mérida	151,709	186,049	22.6%
Minatitlán	21,493	17,616	(18.0)%
Oaxaca	61,642	67,838	10.1%
Tapachula	24,046	28,845	20.0%
Veracruz	99,982	107,162	7.2%
Villahermosa	109,069	108,204	(0.8)%
ASUR Total	2,102,324	2,314,675	10.1%

About ASUR:

Grupo Aeroportuario del Sureste, S.A.B. de C.V. (ASUR) is a Mexican airport operator with concessions to operate, maintain and develop the airports of Cancun, Merida, Cozumel, Villahermosa, Oaxaca, Veracruz, Huatulco, Tapachula and Minatitlan in the southeast of Mexico, as well as a 50% JV partner in Aerostar Airport Holdings, LLC, operator of the Luis Muñoz Marín International Airport in San Juan, Puerto Rico. The Company is listed both on the Mexican Bolsa, where it trades under the symbol ASUR, and on the NYSE in the U.S., where it trades under the symbol ASR. One ADS represents ten (10) series B shares.

- END -

ASUR Page 2 of 2

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Sureste, S.A.B. de C.V.
By: /s/ ADOLFO CASTRO RIVAS
Adolfo Castro Rivas
Chief Executive Officer

Date: December 5, 2016